Del Monte

Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 324 6822 Facsimile No: (65) 221 9477

12 February 2002

Please return this letter to us.

02015213

02 FEB 15

SUPPL

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

cc: Ms. Anita Sung
Senior Account Administrator
The Bank of New York
620 Avenue of the Americas
Floor 6, New York, NY 10111

Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 324 6822 Facsimile No: (65) 221 9477

12 February 2002

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Anita Sung
Senior Account Administrator
The Bank of New York
620 Avenue of the Americas
Floor 6, New York, NY 10111

A. SGX ANNOUNCEMENTS

MASNET NO.	ANNOUNCEMENT NO.	DATE	PARTICULARS
51	51	03.08.2001	Notice of Changes in Substantial Shareholder's Deemed Interests – Macondray & Co., Inc.
55	55	03.08.2001	Notice of Changes in Substantial Shareholder's Deemed Interests – MCI, Inc.
53	53	03.08.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests – Martin P. Lorenzo
57	57	03.08.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests – Luis P. Lorenzo, Jr.
37	42	12.09.2001	Notice of Changes in Substantial Shareholder's Deemed Interests – Macondray & Co., Inc.
35	40	12.09.2001	Notice of Changes in Substantial Shareholder's Deemed Interests – MCI, Inc.
34	39	12.09.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests – Martin P. Lorenzo
39	44	12.09.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests – Luis P. Lorenzo, Jr.

62	68	13.09.2001	Notice of Changes in Substantial Shareholder's Interests – MCI, Inc.
63	69	13.09.2001	Notice of Changes in Substantial Shareholder's Deemed Interests – Macondray & Co., Inc.
70	76	13.09.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests – Martin P. Lorenzo
64	70	13.09.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Luis P. Lorenzo, Jr.
36	36	27.09.2001	Notice of Changes in Director's Deemed Interests – Chew Leong-Chee
38	38	27.09.2001	Notice of Changes in Director's Deemed Interests – Chew Leong-Chee
34	34	28.09.2001	Notice of Changes in Director's Deemed Interests – Chew Leong-Chee
22	24	04.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
44	44	05.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
37	44	08.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
22	22	10.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee

32	32	24.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
10	10	25.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
45	57	29.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
21	21	30.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
19	19	31.10.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
27	27	06.11.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
41	57	07.11.2001	Notice of Changes in Director's Deemed Interests – Chew Leong Chee
43	59	07.11.2001	Notice of Changes in Director's Deemed Interests – Chew Leong -Chee
78	84	08.11.2001	Notice of Changes in Director's Deemed Interests – Chew Leong-Chee
79	85	08.11.2001	Notice of Changes in Director's Deemed Interests – Chew Leong-Chee
42	46	09.11.2001	Notice of Changes in Director's Deemed Interests – Chew Leong-Chee
64	67	11.12.2001	Notice of Changes in Substantial Shareholder's Interests – MCI, Inc.

65	68	11.12.2001	Notice of Changes in Substantial Shareholder's Deemed Interests – Macondray & Co., Inc.
66	69	11.12.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Luis P. Lorenzo, Jr.
69	72	11.12.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Martin P. Lorenzo
68	68	13.12.2001	Notice of Changes in Substantial Shareholder's Interests - MCI, Inc.
66	66	13.12.2001	Notice of Changes in Substantial Shareholder's Deemed Interests - Macondray & Co., Inc.
70	70	13.12.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Martin P. Lorenzo
69	69	13.12.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Luis P. Lorenzo, Jr.
42	42	20.12.2001	Notice of Changes in Substantial Shareholder's Interests – MCI, Inc.
43	43	20.12.2001	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Macondray & Co., Inc.
40	40	20.12.2001	Notice of Changes in Director's/Substantial

			Shareholder's Deemed Interests - Martin P. Lorenzo
44	44	20.12.2001	Notice of Changes in Director's/Substantail Shareholder's Deemed Interests - Luis P. Lorenzo, Jr.
71	71	16.01.2002	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Luis P. Lorenzo, Jr.
72	72	16.01.2002	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Martin P. Lorenzo
73	73	16.01.2002	Notice of Changes in Substantial Shareholder's Interests - MCI, Inc.
74	74	16.01.2002	Notice of Changes in Substantial Shareholder's Deemed Interests - Macondray & Co., Inc.
40	40	23.01.2002	Corporate Disclosure Policy
34	36	28.01.2002	Notice of General Meeting

B. Copy of Del Monte Pacific Limited Notice of General Meeting, published in The Business Times, 29 January 2002 issue

C. Copy of Del Monte Pacific Limited Circular to Shareholders (re: Del Monte Pacific Executive Stock Option Plan 1999) dated 28 January 2002

To Ginny 632 8480308
Issy 2219077

SEC NO. 82-5068

from Sanjeeta 3/8/01

MASNET No. 51 OF 03.08.2001
Announcement No. 51

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Macondray & Co., Inc.
Date of notice to company:	03/08/2001
Date of change of interest:	03/08/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	4,815,831
% of issued share capital:	0.45
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	18,950,459
% of issued share capital:	1.77
No. of shares held after change:	14,134,628
% of issued share capital:	1.32

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	283,207,602	0
% of issued share capital:	26.43	0
No. of shares held after change:	278,391,771	0
% of issued share capital:	25.98	0
Total shares:	278,391,771	0

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	278,391,771 (25.98% MCI, Inc.)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 278,391,771 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	14,134,628	(1.32%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		278,391,771	(25.98%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 03/08/2001 to the SGX

SEC NO. 82-5068

MASNET No. 55 OF 03.08.2001
Announcement No. 55

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	MCI, Inc.
Date of notice to company:	03/08/2001
Date of change of interest:	03/08/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	4,815,831
% of issued share capital:	0.45
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	18,950,459
% of issued share capital:	1.77
No. of shares held after change:	14,134,628
% of issued share capital:	1.32

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	283,207,602
% of issued share capital:	0	26.43
No. of shares held after change:	0	278,391,771
% of issued share capital:	0	25.98
Total shares:	0	278,391,771

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	Nil

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 278,391,771 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	14,134,628	(1.32%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		278,391,771	(25.98%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 03/08/2001 to the SGX

SEC NO. 82-5068

MASNET No. 53 OF 03.08.2001
Announcement No. 53

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of director/substantial shareholder:	Martin P. Lorenzo
Date of notice to company:	03/08/2001
Date of change of interest:	03/08/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	4,815,831
% of issued share capital:	0.45
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	18,950,459
% of issued share capital:	1.77
No. of shares held after change:	14,134,628
% of issued share capital:	1.32

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	283,207,602	4,063,800
% of issued share capital:	26.43	0.38
No. of shares held after change:	278,391,771	4,063,800
% of issued share capital:	25.98	0.38
Total shares:	278,391,771	4,063,800

No. of warrants:	Nil	
No. of options:	1,269,841	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	14,134,628	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,400,000	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	4,063,800	DBS Nominees (Pte) Ltd.
Total Interests:	282,455,571	(26.36%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Martin P. Lorenzo is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 278,391,771 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	14,134,628	(1.32%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		278,391,771	(25.98%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 03/08/2001 to the SGX

SEC NO. 82-5065

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of director/substantial shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	03/08/2001
Date of change of interest:	03/08/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	4,815,831
% of issued share capital:	0.45
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	18,950,459
% of issued share capital:	1.77
No. of shares held after change:	14,134,628
% of issued share capital:	1.32

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	283,207,602	396,000
% of issued share capital:	26.43	0.04
No. of shares held after change:	278,391,771	396,000
% of issued share capital:	25.98	0.04
Total shares:	278,391,771	396,000

No. of warrants:	Nil	
No. of options:	378,000	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	14,134,628	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,400,000	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	396,000	DBS Nominees (Pte) Ltd.
Total Interests:	278,787,771	(26.02%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Luis P. Lorenzo, Jr. is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 278,391,771 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	14,134,628	(1.32%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		278,391,771	(25.98%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 03/08/2001 to the SGX

SEC NO. 82-5068

MASNET No. 39 OF 12.09.2001
Announcement No. 44

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	11/09/2001
Date of change of interest:	10/09/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	5,954,200
% of issued share capital:	0.56
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	14,134,628
% of issued share capital:	1.32
No. of shares held after change:	8,180,428
% of issued share capital:	0.76

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	278,391,771	396,000
% of issued share capital:	25.98	0.04
No. of shares held after change:	272,437,571	396,000
% of issued share capital:	25.42	0.04
Total shares:	272,437,571	396,000

No. of warrants:	Nil	
No. of options:	378,000	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	8,180,428	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,400,000	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	396,000	DBS Nominees (Pte) Ltd.
Total Interests:	272,833,571	(25.46%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Luis P. Lorenzo, Jr. is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 272,437,571 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	8,180,428	(0.76%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		272,437,571	(25.42%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 12/09/2001 to the SGX

TO Ginny 0016328480308
Issy 2219477
For your records.
Sophia
[illegible]

SEC NO. 82-5068

MASNET No. 34 OF 12.09.2001
Announcement No. 39

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Martin P. Lorenzo
Date of notice to company:	11/09/2001
Date of change of interest:	10/09/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	5,954,200
% of issued share capital:	0.56
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	14,134,628
% of issued share capital:	1.32
No. of shares held after change:	8,180,428
% of issued share capital:	0.76

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	278,391,771	4,063,800
% of issued share capital:	25.98	0.38
No. of shares held after change:	272,437,571	4,063,800
% of issued share capital:	25.42	0.38
Total shares:	272,437,571	4,063,800

No. of warrants:	Nil	
No. of options:	1,269,841	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	8,180,428	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,400,000	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	4,063,800	DBS Nominees (Pte) Ltd.

Total Interests:	276,501,371	(25.8%)
	=========	

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distri[illegible] Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Martin P. Lorenzo is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 272,437,571 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	8,180,428	(0.76%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		272,437,571	(25.42%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 12/09/2001 to the SGX

MASNET No. 35 OF 12.09.2001
Announcement No. 40

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	MCI, Inc.
Date of notice to company:	11/09/2001
Date of change of interest:	10/09/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	5,954,200
% of issued share capital:	0.56
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	14,134,628
% of issued share capital:	1.32
No. of shares held after change:	8,180,428
% of issued share capital:	0.76

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	278,391,771
% of issued share capital:	0	25.98
No. of shares held after change:	0	272,437,571
% of issued share capital:	0	25.42
Total shares:	0	272,437,571

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	Nil

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMP" , group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 272,437,571 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	8,180,428	(0.76%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		272,437,571	(25.42%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 12/09/2001 to the SGX

MASNET No. 37 OF 12.09.2001
Announcement No. 42

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Macondray & Co., Inc.
Date of notice to company:	11/09/2001
Date of change of interest:	10/09/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	5,954,200
% of issued share capital:	0.56
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	14,134,628
% of issued share capital:	1.32
No. of shares held after change:	8,180,428
% of issued share capital:	0.76

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	278,391,771	0
% of issued share capital:	25.98	0
No. of shares held after change:	272,437,571	0
% of issued share capital:	25.42	0
Total shares:	272,437,571	0

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	272,437,571 (25.42% MCI, Inc.)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 272,437,571 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	8,180,428	(0.76%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		272,437,571	(25.42%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 12/09/2001 to the SGX

To Ginny 6384480308
To Issy SES [illegible]

from
Sanjeeta
13/9/2001

MASNET No. 64 OF 13.09.2001
Announcement No. 70

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	12/09/2001
Date of change of interest:	12/09/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	*Sale of shares pursuant to MCI restructuring exercise (Note1/)*

Shares held in the name of registered holder

No. of shares of the change:	1,391,005
% of issued share capital:	0.13
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	8,180,428
% of issued share capital:	0.76
No. of shares held after change:	6,789,423
% of issued share capital:	0.63

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	272,437,571	396,000
% of issued share capital:	25.42	0.04
No. of shares held after change:	271,046,566	396,000
% of issued share capital:	25.29	0.04
Total shares:	271,046,566	396,000

No. of warrants:	Nil	
No. of options:	378,000	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,400,000	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	396,000	DBS Nominees (Pte) Ltd.
Total Interests:	271,442,566	(25.33%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Luis P. Lorenzo, Jr. is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,046,566 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423	(0.63%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		271,046,566	(25.29%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 13/09/2001 to the SGX

SEC NO. 82-5068

MASNET No. 70 OF 13.09.2001
Announcement No. 76

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Martin P. Lorenzo
Date of notice to company:	12/09/2001
Date of change of interest:	12/09/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	1,391,005
% of issued share capital:	0.13
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	8,180,428
% of issued share capital:	0.76
No. of shares held after change:	6,789,423
% of issued share capital:	0.63

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	272,437,571	4,063,800
% of issued share capital:	25.42	0.38
No. of shares held after change:	271,046,566	4,063,800
% of issued share capital:	25.29	0.38
Total shares:	271,046,566	4,063,800

No. of warrants:	Nil	
No. of options:	1,269,841	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,400,000	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	4,063,800	DBS Nominees (Pte) Ltd.
Total Interests:	275,110,366	(25.67%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Martin P. Lorenzo is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,046,566 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423	(0.63%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		271,046,566	(25.29%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 13/09/2001 to the SGX

MASNET No. 62 OF 13.09.2001
Announcement No. 68

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	MCI, Inc.
Date of notice to company:	12/09/2001
Date of change of interest:	12/09/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	1,391,005
% of issued share capital:	0.13
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	8,180,428
% of issued share capital:	0.76
No. of shares held after change:	6,789,423
% of issued share capital:	0.63

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	272,437,571
% of issued share capital:	0	25.42
No. of shares held after change:	0	271,046,566
% of issued share capital:	0	25.29
Total shares:	0	271,046,566

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	Nil

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,046,566 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423	(0.63%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		271,046,566	(25.29%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 13/09/2001 to the SGX

MASNET No. 63 OF 13.09.2001
Announcement No. 69

DEL MONTE PACIFIC LIMITED

SEC NO. 82-5062

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Macondray & Co., Inc.
Date of notice to company:	12/09/2001
Date of change of interest:	12/09/2001
Name of registered holder:	ABN AMRO Nominees Singapore (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	*Sale of shares pursuant to MCI restructuring exercise (Note 1/)*

Shares held in the name of registered holder

No. of shares of the change:	1,391,005
% of issued share capital:	0.13
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	8,180,428
% of issued share capital:	0.76
No. of shares held after change:	6,789,423
% of issued share capital:	0.63

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	272,437,571	0
% of issued share capital:	25.42	0
No. of shares held after change:	271,046,566	0
% of issued share capital:	25.29	0
Total shares:	271,046,566	0

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	271,046,566 (25.29% MCI, Inc.)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,046,566 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423	(0.63%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,400,000	(0.32%)
		271,046,566	(25.29%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 13/09/2001 to the SGX

To Ginny 632 8480308
1554 221 9477
For your record.
Sanjeet
27/9/01

MASNET No. 36 OF 27.09.2001
Announcement No. 36

DEL MONTE PACIFIC LIMITED

SEC NO. 82-5068

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	26/09/2001
Date of change of interest:	26/09/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	263,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.31
No. of shares held before change:	17,862,600
% of issued share capital:	1.67
No. of shares held after change:	18,125,600
% of issued share capital:	1.69

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	20,912,600	396,000
% of issued share capital:	1.95	0.04
No. of shares held after change:	21,175,600	396,000
% of issued share capital:	1.98	0.04
Total shares:	21,175,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See below

Registered Holder	Beneficial Owner	No. of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	18,125,600
Prudential Securities Incorporated	Representations International (HK) Limited ("RIHK")	388,000

Representations International (HK) Limited ("RIHK")	2,662,000 21,175,600	(1.98%)

Submitted by Yvonne Choo, Secretary on 27/09/2001 to the SGX

SEC NO. 82-5068

MASNET No. 38 OF 27.09.2001
Announcement No. 38

DEL MONTE PACIFIC LIMITED

SEC NO. 82-5068

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	27/09/2001
Date of change of interest:	27/09/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	280,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.31
No. of shares held before change:	18,125,600
% of issued share capital:	1.69
No. of shares held after change:	18,405,600
% of issued share capital:	1.72

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	21,175,600	396,000
% of issued share capital:	1.98	0.04
No. of shares held after change:	21,455,600	396,000
% of issued share capital:	2	0.04
Total shares:	21,455,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See below

Registered Holder	Beneficial Owner	No. of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	18,405,600
Prudential Securities Incorporated	Representations International (HK) Limited ("RIHK")	388,000

Representations International (HK) Limited ("RIHK") -	2,662,000 21,455,600	(2.00%)

SEC NO. 82-5068

Submitted by Yvonne Choo, Secretary on 27/09/2001 to the SGX

To : *Ginny (632 848 0308)*
Iggy (221 9477)
Del Monte Pacific Limited (061256)
From : *Sophia / Sangeeta*
28 September 2001
For your records.

MASNET No. 34 OF 28.09.2001
Announcement No. 34

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	28/09/2001
Date of change of interest:	28/09/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	300,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.31
No. of shares held before change:	18,405,600
% of issued share capital:	1.72
No. of shares held after change:	18,705,600
% of issued share capital:	1.75

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	21,455,600	396,000
% of issued share capital:	2	0.04
No. of shares held after change:	21,755,600	396,000
% of issued share capital:	2.03	0.04
Total shares:	21,755,600	396,000

No. of warrants: Nil
No. of options: 1,078,000
No. of rights: Nil
No. of Indirect Interest: See below

Registered Holder	Beneficial Owner	No. of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	18,705,600
Prudential Securities Incorporated	Representations International (HK) Limited ("RIHK")	388,000

Representations International (HK) Limited ("RIHK")	-	2,662,000	
		21,755,600	(2.03%)

NOTES:

SEC NO. 82-5068

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Secretary on 28/09/2001 to the SGX

To : Ginny (632 848 0508)
Iggy (221 9477)
Del Monte Pacific Limited (061256)
From : Sophia / Sangeeta
4 October 2001
For your records.

SEC NO. 82-5068

MASNET No. 22 OF 04.10.2001
Announcement No. 24

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	03/10/2001
Date of change of interest:	03/10/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	292,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.32
No. of shares held before change:	18,705,600
% of issued share capital:	1.75
No. of shares held after change:	18,997,600
% of issued share capital:	1.77

Holdings of Director (Notes 1/ and 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	21,755,600	396,000
% of issued share capital:	2.03	0.04
No. of shares held after change:	22,047,600	396,000
% of issued share capital:	2.06	0.04
Total shares:	22,047,600	396,000

No. of warrants: Nil
No. of options: 1,078,000
No. of rights: Nil
No. of Indirect Interest: See below

Registered Holder	Beneficial Owner	No. of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	18,997,600
Prudential Securities Incorporated	Representations International (HK) Limited ("RIHK")	388,000

Representations International (HK) Limited ("RIHK")	-	2,662,000 22,047,600

SEC NO. 82-5068

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Secretary on 04/10/2001 to the SGX

SEC NO. 82-5068

TO: Ginny
Fax: 652-848-0308
As Requested

From: Ms Sophia Ng-

MASNET No. 44 OF 05.10.2001
Announcement No. 44

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director/Substantial Shareholder:	Chew Leong-Chee
Date of notice to company:	04/10/2001
Date of change of interest:	04/10/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.32
No. of shares held before change:	18,997,600
% of issued share capital:	1.77
No. of shares held after change:	19,197,600
% of issued share capital:	1.79

Holdings of Director/Substantial Shareholder (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	22,047,600	396,000
% of issued share capital:	2.06	0.04
No. of shares held after change:	22,247,600	396,000
% of issued share capital:	2.08	0.04
Total shares:	22,247,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,197,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000
Representations International (HK) Ltd ("RIHK")	-	2,662,000
		22,247,600 (2.08%)

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 05/10/2001 to the SGX

To	:	Ginny (632 848 0308) Iggy (221 9477) Del Monte Pacific Limited (061256)
From	:	Sophia / Sangeeta 8 October 2001 For your records.

SEC NO. 12-506

MASNET No. 37 OF 08.10.2001
Announcement No. 44

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	05/10/2001
Date of change of interest:	05/10/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.315
No. of shares held before change:	19,197,600
% of issued share capital:	1.79
No. of shares held after change:	19,397,600
% of issued share capital:	1.81

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	22,247,600	396,000
% of issued share capital:	2.08	0.04
No. of shares held after change:	22,447,600	396,000
% of issued share capital:	2.09	0.04
Total shares:	22,447,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,397,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000
Representations International (HK) Ltd ("RIHK")	-	2,662,000
		22,447,600 (2.09%)
		========

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"). ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 08/10/2001 to the SGX

To : Ginny (632 848 0308)
Iggy (221 9477)
Del Monte Pacific Limited (061256)
From : Sophia / Sangeeta
10 October 2001
For your records.

SEC NO. 82-5

MASNET No. 22 OF 10.10.2001
Announcement No. 22

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	0910/2001
Date of change of interest:	09/10/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.320
No. of shares held before change:	19,397,600
% of issued share capital:	1.81
No. of shares held after change:	19,597,600
% of issued share capital:	1.83

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	22,447,600	396,000
% of issued share capital:	2.09	0.04
No. of shares held after change:	22,647,600	396,000
% of issued share capital:	2.11	0.04
Total shares:	22,647,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,597,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000

Representations International (HK) Ltd ("RIHK") -	2,662,000
	22,647,600 (2.11%)
	=======

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"). ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 10/10/2001 to the SGX

Fax: 221 9477 / 632-848 0308
(3 pages) SEC NO. 82-506
From: Angela Koh.
For your Records.
24/10/01

MASNET No. 32 OF 24.10.2001
Announcement No. 32

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	23/10/2001
Date of change of interest:	23/10/2001
Name of registered holder:	Representations International (HK) Ltd ("RIHK")
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	646,000
% of issued share capital:	0.06
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.325
No. of shares held before change:	2,662,000
% of issued share capital:	0.25
No. of shares held after change:	3,308,000
% of issued share capital:	0.31

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	22,647,600	396,000
% of issued share capital:	2.11	0.04
No. of shares held after change:	23,293,600	396,000
% of issued share capital:	2.17	0.04
Total shares:	23,293,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,597,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000
Representations International (HK) Ltd ("RIHK") -		3,308,000
		23,293,600 (2.17%)

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 24/10/2001 to the SGX

TO: Iggy / Ginny
Fax: 221-9477 / 632-848-03
No. of Pages: 3

SEC NO. 12-3063

For your Records

Andrea Koh
25/10/01

MASNET No. 10 OF 25.10.2001
Announcement No. 10

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	25/10/2001
Date of change of interest:	24/10/2001
Name of registered holder:	Representations International (HK) Ltd ("RIHK")
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	148,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.325
No. of shares held before change:	3,308,000
% of issued share capital:	0.31
No. of shares held after change:	3,456,000
% of issued share capital:	0.32

Holdings of Director (Notes 1/ & 2/) including direct and deemed Interest

	Deemed	Direct
No. of shares held before change:	23,293,600	396,000
% of issued share capital:	2.17	0.04
No. of shares held after change:	23,441,600	396,000
% of issued share capital:	2.19	0.04
Total shares:	23,441,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,597,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000
Representations International (HK) Ltd ("RIHK")	-	3,456,000
		23,441,600 (2.19%)

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 25/10/2001 to the SGX

To: Iggy / Ginny
Fax no.: 221 9477 / 632-848 0308
No. of Pages: 2
For your records.

SEC NO. 82-5065

Angela Koh
29/10/2001

MASNET No. 45 OF 29.10.2001
Announcement No. 57

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	26/10/2001
Date of change of interest:	26/10/2001
Name of registered holder:	Representations International (HK) Ltd ("RIHK")
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	400,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.330
No. of shares held before change:	3,456,000
% of issued share capital:	0.32
No. of shares held after change:	3,856,000
% of issued share capital:	0.36

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	23,441,600	396,000
% of issued share capital:	2.19	0.04
No. of shares held after change:	23,841,600	396,000
% of issued share capital:	2.22	0.04
Total shares:	23,841,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,597,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000

Representations International (HK) Ltd ("RIHK")	-	3,856,000
		23,841,000 (2.22%)
		========

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"). ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 29/10/2001 to the SGX

Fax : 221 9477 / 632- 848 0308
No. of Pages : 2

For your Records.

Regards,
Sophia Ng
30/10/01

SEC NO. 82-5063

MASNET No. 21 OF 30.10.2001
Announcement No. 21

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	29/10/2001
Date of change of interest:	29/10/2001
Name of registered holder:	Representations International (HK) Ltd ("RIHK")
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	50,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.330
No. of shares held before change:	3,856,000
% of issued share capital:	0.36
No. of shares held after change:	3,906,000
% of issued share capital:	0.36

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	23,841,600	396,000
% of issued share capital:	2.22	0.04
No. of shares held after change:	23,891,600	396,000
% of issued share capital:	2.23	0.04
Total shares:	23,891,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,597,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000

Representations International (HK) Ltd ("RIHK") -	3,906,000
	23,891,600 (2.23%)
	========

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 30/10/2001 to the SGX

To : Iggy / Ginny
Fax : 221-9477 / 682-848-0308
No. of Pages : 2

SEC NO. 82-5068

MASNET No. 19 OF 31.10.2001
Announcement No. 19

For Your Records.

DEL MONTE PACIFIC LIMITED

Angela Koh
31/10/01

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	30/10/2001
Date of change of interest:	30/10/2001
Name of registered holder:	Representations International (HK) Ltd ("RIHK")
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	56,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.340
No. of shares held before change:	3,906,000
% of issued share capital:	0.36
No. of shares held after change:	3,962,000
% of issued share capital:	0.37

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	23,891,600	396,000
% of issued share capital:	2.23	0.04
No. of shares held after change:	23,947,600	396,000
% of issued share capital:	2.23	0.04
Total shares:	23,947,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,597,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000

Representations International (HK) Ltd ("RIHK") -	3,962,000
	23,947,600 (2.23%)

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"); ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 31/10/2001 to the SGX

TO: Iggy / Ginny

Fax: 221-9477 / 632-848-0308

Pages: 2

For your Records.

SEC NO. 82-5068

MASNET No. 27 OF 06.11.2001
Announcement No. 27

CHRIS TAN
6/11/01

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	06/11/2001
Date of change of interest:	05/11/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	230,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.325
No. of shares held before change:	19,597,600
% of issued share capital:	1.83
No. of shares held after change:	19,827,600
% of issued share capital:	1.85

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	23,947,600	396,000
% of issued share capital:	2.23	0.04
No. of shares held after change:	24,177,600	396,000
% of issued share capital:	2.26	0.04
Total shares:	24,177,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,827,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000

Representations International (HK) Ltd ("RIHK") -	3,962,000
	24,177,600 (2.26%)
	========

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 06/11/2001 to the SGX

To Iggy / Ginny
Fax: 221-9477/632-848-0308
Pages : 2

SEC NO. 82-5068

For Your Records.

MASNET No. 41 OF 07.11.2001
Announcement No. 57

Chco Jow
7/11/01

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	06/11/2001
Date of change of Interest:	06/11/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	172,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.330
No. of shares held before change:	19,827,600
% of issued share capital:	1.85
No. of shares held after change:	19,999,600
% of issued share capital:	1.87

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	24,177,600	396,000
% of issued share capital:	2.26	0.04
No. of shares held after change:	24,349,600	396,000
% of issued share capital:	2.27	0.04
Total shares:	24,349,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,999,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000

Representations International (HK) Ltd ("RIHK") -	3,962,000
	24,349,600 (2.27%)

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 07/11/2001 to the SGX

TO: Iggy / Ginny
Fax: 221-9477 / 632-878-0308
Pages: 2

For Your Records.

SEC NO. 82-5068

Cheo Tan
7/11/01

MASNET No. 43 OF 07.11.2001
Announcement No. 59

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	06/11/2001
Date of change of interest:	06/11/2001
Name of registered holder:	Reprsentations International (HK) Ltd ("RIHK")
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	23,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.33
No. of shares held before change:	3,962,000
% of issued share capital:	0.37
No. of shares held after change:	3,985,000
% of issued share capital:	0.37

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	24,349,600	396,000
% of issued share capital:	2.27	0.04
No. of shares held after change:	24,372,600	396,000
% of issued share capital:	2.27	0.04
Total shares:	24,372,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,999,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000

Representations International (HK) Ltd ("RIHK") -	3,985,000
	24,372,600 (2.27%)
	========

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 07/11/2001 to the SGX

MASNET No. 79 OF 08.11.2001
Announcement No. 85

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	08/11/2001
Date of change of interest:	08/11/2001
Name of registered holder:	Representations International (HK) Ltd ("RIHK")
Circumstance giving rise to the change:	Others
Please specify details:	Prudential Securities Incorporated's 388,000 shares has been transferred to the beneficial owner, RIHK

Shares held in the name of registered holder

No. of shares of the change:	388,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	Nil
No. of shares held before change:	4,612,000
% of issued share capital:	0.43
No. of shares held after change:	5,000,000
% of issued share capital:	0.47

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	24,372,600	396,000
% of issued share capital:	2.27	0.04
No. of shares held after change:	24,999,600	396,000
% of issued share capital:	2.33	0.04
Total shares:	24,999,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,999,600

Representations International (HK) Ltd ("RIHK") -	5,000,000
	24,999,600 (2.33%)
	========

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"). ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 08/11/2001 to the SGX

TO: Iggy / Ginny
Fax: 321-9477 / 632-898-0388 SEC NO. 82-5068
Pgs: 4
For your Records.

CHRIS TAN
8/11/01

MASNET No. 78 OF 08.11.2001
Announcement No. 84

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	07/11/2001
Date of change of interest:	07/11/2001
Name of registered holder:	Representations International (HK) Ltd ("RIHK")
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	627,000
% of issued share capital:	0.06
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.325
No. of shares held before change:	3,985,000
% of issued share capital:	0.37
No. of shares held after change:	4,612,000
% of issued share capital:	0.43

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	24,372,600	396,000
% of issued share capital:	2.27	0.04
No. of shares held after change:	24,999,600	396,000
% of issued share capital:	2.33	0.04
Total shares:	24,999,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	19,999,600
Prudential Securities Incorporated	Representations International (HK) Ltd ("RIHK")	388,000

Representations International (HK) Ltd ("RIHK") - 4,612,000

24,999,600 (2.33%)

=======

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"), ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 08/11/2001 to the SGX

To: Ginny / 1999
Fax no. : 632 848 0308/221 9477 (2 Pages)
From : Angela Koh
Remarks: For your records.
Please include this announcement to the list of SGX Masnet announcements
9/11/2001

SEC NO. 82-5068

MASNET No. 42 OF 09.11.2001
Announcement No. 46

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	08/11/2001
Date of change of interest:	08/11/2001
Name of registered holder:	UOB Nominees Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	101,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0.325
No. of shares held before change:	19,999,600
% of issued share capital:	1.87
No. of shares held after change:	20,100,600
% of issued share capital:	1.88

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	24,999,600	396,000
% of issued share capital:	2.33	0.04
No. of shares held after change:	25,100,600	396,000
% of issued share capital:	2.34	0.04
Total shares:	25,100,600	396,000

No. of warrants:	Nil
No. of options:	1,078,000
No. of rights:	Nil
No. of Indirect Interest:	See Below

Registered Holder	Beneficial Owner	No.of Shares
UOB Nominees Pte Ltd	ARC Ventures Ltd ("ARCVL") (formerly known as Cooke Industries Limited)	20,100,600
Representations International (HK) Ltd ("RIHK") -		5,000,000
		25,100,600 (2.34%)

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"). ARCVL and RIHK are subsidiaries of ARC.

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 09/11/2001 to the SGX

Mr Iggy 221 9477
For your records.
Angela
11/12/01

MASNET No. 64 OF 11.12.2001
Announcement No. 67

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of Substantial Shareholder:	MCI, Inc.
Date of notice to company:	10/12/2001
Date of change of interest:	10/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	14,239
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,400,000
% of issued share capital:	0.32
No. of shares held after change:	3,385,761
% of issued share capital:	0.32

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	271,046,566
% of issued share capital:	0	25.29
No. of shares held after change:	0	271,032,327
% of issued share capital:	0	25.29
Total shares:	0	271,032,327

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	Nil

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,032,327 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423	(0.63%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,385,761	(0.32%)
		271,032,327	(25.29%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 11/12/2001 to the SGX

MASNET No. 65 OF 11.12.2001
Announcement No. 68

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of Substantial Shareholder:	Macondray & Co., Inc.
Date of notice to company:	10/12/2001
Date of change of interest:	10/12/2001
Name of registered holder:	RHB Cathay SecuritiesPte Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	14,239
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,400,000
% of issued share capital:	0.32
No. of shares held after change:	3,385,761
% of issued share capital:	0.32

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,046,566	0
% of issued share capital:	25.29	0
No. of shares held after change:	271,032,327	0
% of issued share capital:	25.29	0
Total shares:	271,032,327	0

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	271,032,327 (25.29% MCI, Inc.)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,032,327 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423	(0.63%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,385,761	(0.32%)
		271,032,327	(25.29%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 11/12/2001 to the SGX

MASNET No. 66 OF 11.12.2001
Announcement No. 69

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	10/12/2001
Date of change of interest:	10/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	14,239
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,400,000
% of issued share capital:	0.32
No. of shares held after change:	3,385,761
% of issued share capital:	0.32

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,046,566	396,000
% of issued share capital:	25.29	0.04
No. of shares held after change:	271,032,327	396,000
% of issued share capital:	25.29	0.04
Total shares:	271,032,327	396,000

No. of warrants:	Nil	
No. of options:	378,000	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,385,761	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	396,000	DBS Nominees (Pte) Ltd.
Total Interests:	271,428,327	(25.33%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited [illegible] group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Luis P. Lorenzo, Jr. is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,032,327 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423	(0.63%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,385,761	(0.32%)
		271,032,327	(25.29%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 11/12/2001 to the SGX

MASNET No. 69 OF 11.12.2001
Announcement No. 72

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Martin P. Lorenzo
Date of notice to company:	10/12/2001
Date of change of interest:	10/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	14,239
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,400,000
% of issued share capital:	0.32
No. of shares held after change:	3,385,761
% of issued share capital:	0.32

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,046,566	4,063,800
% of issued share capital:	25.29	0.38
No. of shares held after change:	271,032,327	4,063,800
% of issued share capital:	25.29	0.38
Total shares:	271,032,327	4,063,800

No. of warrants:	Nil	
No. of options:	1,269,841	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,385,761	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	4,063,800	DBS Nominees (Pte) Ltd.
Total Interests:	275,096,127	(25.67%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving [illegible] of MCI Inc. of a portion of its shareholdings in Del Monte Pacific Limited, [illegible] group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. ~~Luis P. Lorenzo, Jr.~~ Martin Lorenzo is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,032,327 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423	(0.63%)
ii)	DBS Trustee Limited	260,857,143	(24.34%)
iii)	RHB Cathay Securities Pte Ltd	3,385,761	(0.32%)
		271,032,327	(25.29%)

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 11/12/2001 to the SGX

MI 1884 - 221 - 9477

For Your Records.

SEC NO. 82-5068

Sophie Ng -
13/12/01

MASNET No. 70 OF 13.12.2001
Announcement No. 70

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Martin P. Lorenzo
Date of notice to company:	12/12/2001
Date of change of interest:	12/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	14,240
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,385,761
% of issued share capital:	0.32
No. of shares held after change:	3,371,521
% of issued share capital:	0.31

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	271,032,327	4,063,800
% of issued share capital:	25.29	0.38
No. of shares held after change:	271,018,087	4,063,800
% of issued share capital:	25.29	0.38
Total shares:	271,018,087	4,063,800

No. of warrants:	Nil	
No. of options:	1,269,841	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd
	3,371,521	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	4,063,800	DBS Nominees (Pte) Ltd
Total Interest:	275,081,887 (25.67%)	

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No.16 of 10.07.2000 Announcement No.17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Martin P. Lorenzo is a shareholder and director of Macondary & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,018,087 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	260,857,143
iii)	RHB Cathay Securities Pte Ltd	3,371,521
		271,018,087

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 13/12/2001 to the SGX

MASNET No. 69 OF 13.12.2001
Announcement No. 69

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	12/12/2001
Date of change of interest:	12/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	14,240
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,385,761
% of issued share capital:	0.32
No. of shares held after change:	3,371,521
% of issued share capital:	0.31

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,032,327	396,000
% of issued share capital:	25.29	0.04
No. of shares held after change:	271,018,087	396,000
% of issued share capital:	25.29	0.04
Total shares:	271,018,087	396,000

No. of warrants:	Nil	
No. of options:	378,000	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd
	3,371,521	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	396,000	DBS Nominees (Pte) Ltd
Total Interest:	271,414,087 (25.33%)	

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No.16 of 10.07.2000 Announcement No.17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Luis P. Lorenzo, Jr. is a shareholder and director of Macondary & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,018,087 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	260,857,143
iii)	RHB Cathay Securities Pte Ltd	3,371,521
		271,018,087

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 13/12/2001 to the SGX

MASNET No. 68 OF 13.12.2001
Announcement No. 68

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of Substantial Shareholder:	MCI, Inc.
Date of notice to company:	12/12/2001
Date of change of interest:	12/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	14,240
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,385,761
% of issued share capital:	0.32
No. of shares held after change:	3,371,521
% of issued share capital:	0.31

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	271,032,327
% of issued share capital:	0	25.29
No. of shares held after change:	0	271,018,087
% of issued share capital:	0	25.29
Total shares:	0	271,018,087

No. of warrants: Nil
No. of options: Nil
No. of rights: Nil
No. of Indirect Interest: Nil

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No.16 of 10.07.2000 Announcement No.17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,018,087 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,7[illegible]
ii)	DBS Trustee Limited	260,8[illegible]
iii)	RHB Cathay Securities Pte Ltd	3,371,521
		271,018,087

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 13/12/2001 to the SGX

MASNET No. 66 OF 13.12.2001
Announcement No. 66

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of Substantial Shareholder:	Macondary & Co., Inc.
Date of notice to company:	12/12/2001
Date of change of interest:	12/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	14,240
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,385,761
% of issued share capital:	0.32
No. of shares held after change:	3,371,521
% of issued share capital:	0.31

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,032,327	0
% of issued share capital:	25.29	0
No. of shares held after change:	271,018,087	0
% of issued share capital:	25.29	0
Total shares:	271,018,087	0

No. of warrants: Nil
No. of options: Nil
No. of rights: Nil
No. of Indirect Interest: 271,018,087 (25.29% MCI, Inc.)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No.16 of 10.07.2000 Announcement No.17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,018,087 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd	6,789,423
ii)	DBS Trustee Limited	260,857,143
iii)	RHB Cathay Securities Pte Ltd	3,371,521
		271,018,087

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 13/12/2001 to the SGX

From: Angela Koh
Page: 8 pgs.
For your Records

SEC NO. 82-5068

20/12/01

MASNET No. 40 OF 20.12.2001
Announcement No. 40

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial shareholder:	Martin P. Lorenzo
Date of notice to company:	18/12/2001
Date of change of interest:	14/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	13,925
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,371,521
% of issued share capital:	0.31
No. of shares held after change:	3,357,596
% of issued share capital:	0.31

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,018,087	4,063,800
% of issued share capital:	25.29	0.38
No. of shares held after change:	271,004,162	4,063,800
% of issued share capital:	25.29	0.38
Total shares:	271,004,162	4,063,800

No. of warrants:	Nil	
No. of options:	1,269,841	
No. of rights:	Nil	
No. of Indirect Interest:	260,857,143	DBS Trustee Limited
	6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd.
	3,357,596	RHB Cathay Securities Pte Ltd
No. of Direct Interest:	4,063,800	DBS Nominees (Pte) Ltd.
Total Interests:	275,067,962	(25.67%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Martin P. Lorenzo is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,004,162 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	260,857,143
iii)	RHB Cathay Securities Pte Ltd	3,357,596
		271,004,162

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 20/12/2001 to the SGX

MASNET No. 44 OF 20.12.2001
Announcement No. 44

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	18/12/2001
Date of change of interest:	14/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	13,925
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,371,521
% of issued share capital:	0.31
No. of shares held after change:	3,357,596
% of issued share capital:	0.31

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,018,087	396,000
% of issued share capital:	25.29	0.04
No. of shares held after change:	271,004,162	396,000
% of issued share capital:	25.29	0.04
Total shares:	271,004,162	396,000

No. of warrants:	Nil		
No. of options:	378,000		
No. of rights:	Nil		
No. of Indirect Interest:		260,857,143	DBS Trustee Limited
		6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd.
		3,357,596	RHB Cathay Securities Pte Ltd
No. of Direct Interest:		396,000	DBS Nominees (Pte) Ltd.
Total Interests:		271,400,162	(25.33%)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Luis P. Lorenzo, Jr. is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,004,162 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	260,857,143
iii)	RHB Cathay Securities Pte Ltd	3,357,596
		271,004,162

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 20/09/2001 to the SGX

MASNET No. 43 OF 20.12.2001
Announcement No. 43

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of Substantial Shareholder:	Macondray & Co., Inc.
Date of notice to company:	18/12/2001
Date of change of interest:	14/12/2001
Name of registered holder:	RHB Cathay Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	13,925
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,371,521
% of issued share capital:	0.31
No. of shares held after change:	3,357,596
% of issued share capital:	0.31

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,018,087	0
% of issued share capital:	25.29	0
No. of shares held after change:	271,004,162	0
% of issued share capital:	25.29	0
Total shares:	271,004,162	0

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	271,004,162 (25.29% MCI, Inc.)

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,004,162 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	260,857,143
iii)	RHB Cathay Securities Pte Ltd	3,357,596
		271,004,162

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 20/12/2001 to the SGX

MASNET No. 42 OF 20.12.2001
Announcement No. 42

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of Substantial Shareholder:	MCI, Inc.
Date of notice to company:	18/12/2001
Date of change of interest:	14/12/2001
Name of registered holder:	PHB Cathay SecuritiesPte Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	13,925
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	3,371,521
% of issued share capital:	0.31
No. of shares held after change:	3,357,596
% of issued share capital:	0.31

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	271,018,087
% of issued share capital:	0	25.29
No. of shares held after change:	0	271,004,162
% of issued share capital:	0	25.29
Total shares:	0	271,004,162

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	Nil

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 271,004,162 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	260,857,143
iii)	RHB Cathay Securities Pte Ltd	3,357,596
		271,004,162

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 20/12/2001 to the SGX

RECEIVED TO: , Ginny de Guzman / Dada Salli
17 JAN 2002
BY:
From: Sally.
SEC No. 82-5068

MASNET No. 71 OF 16.01.2002
Announcement No. 71

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	16/01/2002
Date of change of Interest:	16/01/2002
Name of registered holder:	DBS Trustee Limited.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	47,600,000
% of issued share capital:	4.44
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	260,857,143
% of issued share capital:	24.34
No. of shares held after change:	213,257,143
% of issued share capital:	19.9

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,004,162	396,000
% of issued share capital:	25.29	0.04
No. of shares held after change:	223,404,162	396,000
% of issued share capital:	20.85	0.04
Total shares:	223,404,162	396,000

No. of warrants:	Nil		
No. of options:	Nil		
No. of rights:	Nil		
No. of Indirect Interest:		213,257,143	DBS Trustee Limited
		3,357,596	RHB Cathay Securities Pte Ltd
		6,789,423	ABN AMRO Nominees Singapore (Pte) Ltd.
		223,404,162	(20.85%)
No. of Direct Interest:		396,000	(0.04%) DBS Nominees (Pte) Ltd.
Total Interests:		223,800,162	

16/01 '02 WED 18:36 [TX/RX NO 8900] 001

NOTES:

SEC No. 82-5068

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Luis P. Lorenzo, Jr. is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 223,404,162 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	213,257,143
iii)	RHB Cathay Securities Pte Ltd	3,357,596
		223,404,162

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 16/01/2002 to the SGX

SEC No. 82-5068

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial shareholder:	Marlin P. Lorenzo
Date of notice to company:	16/01/2002
Date of change of interest:	16/01/2002
Name of registered holder:	DBS Trustee Limited
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note1/)

Shares held in the name of registered holder

No. of shares of the change:	47,600,000
% of issued share capital:	4.44
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	260,857,143
% of issued share capital:	24.34
No. of shares held after change:	213,257,143
% of issued share capital:	19.9

Holdings of Director/Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,004,162	4,063,800
% of issued share capital:	25.29	0.38
No. of shares held after change:	223,404,162	4,063,800
% of issued share capital:	20.85	0.38
Total shares:	223,404,162	4,063,800

No. of warrants:	Nil	
No. of options:	1,269,841	
No. of rights:	Nil	
No. of Indirect Interest:	213,257,143	DBS Trustee Limited
	3,357,596	RHB Cathay Securities Pte Ltd
	6,789,423	ABN Amro Nominees Singapore Pte (Ltd).
	223,404,162	(20.85%)
No. of Direct Interest	4,063,800	(0.38%) DBS Nominees (Pte) Ltd
Total Interests:	227,467,962	

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. Martin P. Lorenzo is a shareholder and director of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 223,404,162 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	213,257,143
iii)	RHB Cathay Securities Pte Ltd	3,357,596
		223,404,162

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 16/01/2002 to the SGX

MASNET No. 73 OF 16.01.2002
Announcement No. 73

SEC No. 82-5068

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of Substantial Shareholder:	MCI, Inc.
Date of notice to company:	16/01/2002
Date of change of interest:	16/01/2002
Name of registered holder:	DBS Trustee Limited
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	47,600,000
% of issued share capital:	4.44
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.52
No. of shares held before change:	260,857,143
% of issued share capital:	24.34
No. of shares held after change:	213,257,143
% of issued share capital:	19.9

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	271,004,162
% of issued share capital:	0	25.29
No. of shares held after change:	0	223,404,162
% of issued share capital:	0	20.85
Total shares:	0	223,404,162

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	Nil

SEC No. 82-5068

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 223,404,162 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	213,257,143
iii)	RHB Cathay Securities Pte Ltd	3,357,596
		223,404,162

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 16/01/2002 to the SGX

SEC No. 82-5068

MASNET No. 74 OF 16.01.2002
Announcement No. 74

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of Substantial Shareholder:	Macondray & Co., Inc.
Date of notice to company:	16/01/2002
Date of change of interest:	16/01/2002
Name of registered holder:	DBS Trustee Limited
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares pursuant to MCI restructuring exercise (Note 1/)

Shares held in the name of registered holder

No. of shares of the change:	47,600,000
% of issued share capital:	4.44
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S0.52
No. of shares held before change:	260,857,143
% of issued share capital:	24.34
No. of shares held after change:	213,257,143
% of issued share capital:	19.9

Holdings of Substantial Shareholder (Notes 2/ & 3/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	271,004,162	0
% of issued share capital:	25.29	0
No. of shares held after change:	223,404,162	0
% of issued share capital:	20.85	0
Total shares:	223,404,162	0

No. of warrants:	Nil
No. of options:	Nil
No. of rights:	Nil
No. of Indirect Interest:	223,404,162 (20.85% MCI, Inc.)

16/01 '02 WED 18:38 [TX/RX NO 8300] 007

NOTES:

1/ This share transaction is part of the MCI restructuring exercise involving the distribution of MCI, Inc. of a portion of its shareholdings in Del Monte Pacific Limited ("DMPL") to the non-Lorenzo group shareholders of its parent company, Macondray & Co., Inc., which restructuring exercise was previously reported in Masnet No. 16 of 10.07.2000 Announcement No. 17. MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc.

2/ MCI, Inc. is the beneficial owner of the 223,404,162 shares which are held by the following Nominees:

i)	ABN AMRO Nominees Singapore (Pte) Ltd.	6,789,423
ii)	DBS Trustee Limited	213,257,143
iii)	RHB Cathay Securities Pte Ltd	3,357,596
		223,404,162

3/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the recent share buyback.

Submitted by Yvonne Choo, Company Secretary on 16/01/2002 to the SGX

To J554/Christina-2219477

For your records.

Sophia/Sonjeet 25/1/2002

MASNET No. 40 OF 23.01.2002
Announcement No. 40

DEL MONTE PACIFIC LIMITED

SEC NO. 82-5068

CORPORATE DISCLOSURE POLICY

Del Monte

23 January 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Dear Sir

DEL MONTE PACIFIC LIMITED - the "Company"
PERSONS OCCUPYING MANAGERIAL POSITIONS
WHO ARE RELATED TO A DIRECTOR OR SUBSTANTIAL SHAREHOLDER

Pursuant to Clause 902(3)(c) of the Listing Manual, we confirm that the person occupying managerial position who is related to a director or substantial shareholder of the Company is as follows:

Name	Age	Family Relationship with any director and/or Substantial Shareholder	Current position and duties, and the year position was first held	Details of changes in duties and position held, if any, during the year
Regina L.H. Davila	43	Sister of Martin & Luis P. Lorenzo, Jr.	Non-Executive Director of Del Monte Phil., Inc. appointed on 1 May 1996 Chairman & Pres. of Del Monte Foundation, Inc. appointed in October 1997	None
Marco P. Lorenzo	42	Brother of Martin & Luis P. Lorenzo, Jr.	Vice President for Plantation Operations, Del Monte Phil., Inc. promoted on 1 March 1998	None

Yours faithfully

Yvonne Choo
Company Secretary

SEC NO. 82-5068

Submitted by Yvonne Choo, Company Secretary on 23/01/2002 to the SGX

MASNET No. 34 OF 28.01.2002
Announcement No. 36

DEL MONTE PACIFIC LIMITED

NOTICE OF GENERAL MEETING

DEL MONTE PACIFIC LIMITED
(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of the Company will be held at the Moor Room, Level 4, Raffles City Convention Centre, Raffles The Plaza (formerly known as the Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 on 21 February 2002 at 9:00 a.m. for the purpose of considering and, if thought fit, passing with or without any modifications, Resolution 1, which will be proposed as an Ordinary Resolution:-

Resolution 1
Ordinary Resolution:
Modification to the Del Monte Pacific Limited Executive Stock Option Plan ("ESOP")

That Rules 2.1, 4.1 and 13 of the Del Monte Pacific Limited Executive Stock Option Plan ("ESOP") be modified in the manner as set out in Appendix I of the Company's Circular to Shareholders dated 28 January 2002.

By Order of the Board

Yvonne Choo
Company Secretary
Singapore
28 January 2002

Notes:-

1. A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. Persons holding shares through The Central Depository (Pte) Limited are required to also sign and return the instrument appointing the proxy if they wish to attend the meeting.

3. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315 at least 48 hours before the time appointed for the General Meeting.

Submitted by Yvonne Choo, Company Secretary on 28/01/2002 to the SGX

The Business Times, Tuesday, January 29, 2002

Del Monte

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of the Company will be held at the Moor Room, Level 4, Raffles City Convention Centre, Raffles The Plaza (formerly known as the Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 on 21 February 2002 at 9:00 a.m. for the purpose of considering and, if thought fit, passing with or without any modifications, Resolution 1, which will be proposed as an Ordinary Resolution:-

Resolution 1
Ordinary Resolution:
Modification to the Del Monte Pacific Limited Executive Stock Option Plan ("ESOP")

That Rules 2.1, 4.1 and 13 of the Del Monte Pacific Limited Executive Stock Option Plan ("ESOP") be modified in the manner as set out in Appendix 1 of the Company's Circular to Shareholders dated 28 January 2002.

By Order of the Board

Yvonne Choo
Company Secretary
Singapore
28 January 2002

Notes:-

1. A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.
2. Persons holding shares through The Central Depository (Pte) Limited are required to also sign and return the instrument appointing the proxy if they wish to attend the meeting.
3. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315 at least 48 hours before the time appointed for the General Meeting.

Post-it® Fax Note 7671	Date 29/1/02	# of pages ▶ 1
To Ginny de Guzman	From Sally Ng	
Co./Dept. DMPI	Co.	
Phone #	Phone # MS: FYI.	
Fax #	Fax #	

Circular dated 28 January 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker or other professional adviser immediately.

If you have sold all your shares in the capital of Del Monte Pacific Limited, you should immediately hand this Circular and the enclosed Proxy Form to the stockbroker, purchaser, the bank or agent through whom you effected the sale for transmission to the purchaser.

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

Persons holding shares through The Central Depository (Pte) Limited are required to also sign and return the enclosed proxy form if they wish to attend the meeting.

CIRCULAR TO SHAREHOLDERS

in relation to the proposed modifications to the Del Monte Pacific Executive Stock Option Plan 1999

IMPORTANT DATES:-

Last date and time for lodgment of Proxy Form	:	19 February 2002 at 9:00 a.m.
Date and time of General Meeting	:	21 February 2002 at 9:00 a.m.
Place of General Meeting	:	The Moor Room, Level 4 Raffles City Convention Centre Raffles The Plaza (formerly known as the Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882.

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:-

"Associate"	A person who qualifies as a participant in the ESOP and who is the parent, sibling, spouse or child (including adopted or step child) of a Controlling Shareholder
"Board"	The Board of Directors of the Company
"Committee"	A committee comprising Directors duly authorised and appointed by the Board to administer the ESOP
"Company"	Del Monte Pacific Limited
"Companies Act"	The Companies Act, Chapter 50 of Singapore
"Control"	For purposes of the ESOP and in relation to the Company:- (a) the capacity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of the Company; or (b) unless rebutted, the holding directly or indirectly of a shareholding of 15 per cent. or more of the Company's issued share capital
"Controlling Shareholder"	A Group Executive Director or a Group Non-Executive Director who, in relation to the Company, has Control
"CDP"	The Central Depository (Pte) Limited
"Directors"	The directors of the Company
"ESOP"	The Del Monte Pacific Executive Stock Option Plan 1999
"GM"	The General Meeting of the Company, notice of which is set out on page 15 of this Circular
"Group"	The Company and its subsidiaries
"Group Executive"	A person who is a director, officer or senior manager of the Group at Hay Level 12 and above
"Group Executive Director"	A Director who performs an executive function
"Group Non-Executive Director"	A Director who is not a Group Executive Director
"Hay Level"	The system adopted by the Company for evaluating the employee's job position level. The levels are determined on the basis of several factors including competency and quantitative dimensions, degree of complexity of decision making and degree of autonomy in decision making, among others. A higher level denotes a higher position of the employee
"Key Employee"	A person who is an employee of the Group but is neither a Group Executive nor a Management Employee and deemed eligible to participate in the ESOP as the Committee may at its absolute discretion determine

"Latest Practicable Date"	21 January 2002, being the latest practicable date prior to the printing of this Circular
"Management Employee"	A person who is an employee of the Group at Hay Level 9 to 11
"Market Day"	A day on which the SGX-ST is open for trading in securities
"SGX-ST"	Singapore Exchange Securities Trading Limited
"SGX-ST Listing Manual"	The listing manual of the SGX-ST
"Shareholders"	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares, mean the persons to whose securities accounts maintained with CDP are credited with the Shares
"Shares"	Ordinary shares of US$0.01 each in the capital of the Company
"US$"	United States dollars
"S$"	Singapore dollars
"% or per cent."	Percentage or per centum

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. Words importing persons include corporations. Any reference to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act and used in this Circular shall have the meaning assigned to it under the Companies Act. Any reference to a time of day shall be a reference to Singapore time.

CONTENTS

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

Directors:

Mr Tony Chew Leong-Chee *(Independent Director)*
Mr Luis P. Lorenzo, Jr.
Mr Stefano Di Bella
Mr Martin P. Lorenzo
Mr Filippo Fucile
Mr Thomas F. Warner
Mr Jacques Fragis
Mr Richard W. Blossom
Mr Patrick L. Go
Mr Godfrey E. Scotchbrook *(Independent Director)*
Mr Michael Hwang *(Independent Director)*

Registered Office:

Craigmuir Chambers,
Road Town,
Tortola,
British Virgin Islands.

28 January 2002

To: The Shareholders of
DEL MONTE PACIFIC LIMITED

Dear Sir/Madam

1. INTRODUCTION

The Board of Directors of the Company has convened a General Meeting ("GM") to be held on 21 February 2002 at The Moor Room, Level 4, Raffles City Convention Centre, Raffles The Plaza (formerly known as the Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 to seek Shareholders' approvals for the modifications to the ESOP to extend the right of participation in the ESOP to Management Employees and Key Employees of the Company and its subsidiaries and to bring the provisions of the ESOP in line with the requirements under Practice Note 9h of the SGX-ST Listing Manual.

This Circular sets out information relating to, and the reasons for, the above proposal.

2. PROPOSED MODIFICATIONS TO THE ESOP

2.1 Information relating to the ESOP

The ESOP was adopted at a General Meeting of the Company held on 30 July 1999. The present participants of the ESOP comprise of directors, officers and senior managers of the Group, including executive and non-executive Directors, collectively referred to as "Group Executives".

The total number of Shares that may be issued pursuant to the ESOP is limited to 10 per cent. of the issued share capital of the Company for the time being, or approximately 107,162,919 Shares based on the issued share capital of the Company as at the Latest Practicable Date ("ESOP Size"). As at that date, approximately 76.22 per cent. of the ESOP Size or 81,684,348 Shares remained available for the grant of options.

2.2 Proposed modifications to the ESOP

Under Rule 4.1 of the ESOP, the persons who are eligible to participate in the ESOP at the absolute discretion of the Committee include senior managers and officers of the Group at Hay Level 12 and above, directors of the Group and, subject to the approval of the independent Shareholders of the Company, Controlling Shareholders and their Associates.

It is proposed that the rules of the ESOP be modified to include Management Employees and Key Employees of the Group as persons eligible to participate in the ESOP at the absolute discretion of the Committee.

The Company is also proposing to modify Rule 13 of the ESOP in order to bring it in line with the requirements under Practice Note 9h of the SGX-ST Listing Manual. Under the proposed modified Rule 13, the Company will make the following disclosures (as applicable) in its annual reports for so long as the ESOP continues in operation:-

(a) The names of the members of the Committee administering the ESOP.

(b) The information required in the table below for the following participants of the ESOP:-

(i) Directors of the Company;

(ii) Participants who are Controlling Shareholders of the Company or their Associates; and

(iii) Participants (other than those in (b)(i) and (b)(ii) above) who receive options granted pursuant to the ESOP which in aggregate, represent five per cent. or more of the total number of Shares available under the ESOP.

Name of participant	Shares under Options granted during financial year under review (including terms)	Aggregate Shares under Options granted since commencement of ESOP to end of financial year under review	Aggregate Shares under Options exercised since commencement of ESOP to end of financial year under review	Aggregate Shares under Options outstanding as at end of financial year under review

(c) The number and proportion of Shares under options granted at a discount of ten per cent. or less during the financial year under review.

(d) The number and proportion of Shares under options granted at a discount of more than ten per cent. during the financial year under review.

The proposed modifications to the ESOP, as outlined above, is set out in the Appendix to this Circular. The SGX-ST has informed the Company that it has no objection to the proposed modifications. Such approval is not to be taken as an indication of the merits of the proposed modifications of the ESOP. Shareholders' approval is sought for the modifications to the ESOP, which will be proposed as an Ordinary Resolution ("Resolution 1") at the GM.

2.3 Rationale

The proposed modifications to the ESOP will allow Management Employees and Key Employees of the Group to participate in the equity of the Company and, in so doing, will work towards promoting long-term loyalty and a stronger sense of identification towards the Company by aligning the interests of such employees with those of the Shareholders. Currently, only Directors, officers and senior managers with a Hay Level of 12 and above are eligible to participate in the ESOP. The participation of Management Employees and Key Employees in the ESOP would provide added incentives to such employees to motivate them to maintain a high level of performance and commitment to the Group. The grant of options to such employees will enable the Company to provide recognition for their contributions to the Company's long term growth with no direct impact on its profitability. Unlike monetary compensation in the form of cash bonuses, which would affect the Company's profitability, the options issued at an exercise price would have no direct impact on the Company's earnings at the time of issue as there is no cash outlay involved.

The grant of options to such employees will be determined by the Committee taking into account their rank, performance, number of years of service, contribution to the success and development of the Group, and potential for future development. The subscription or exercise price will continue to be determined on the same basis as provided under the rules of the existing ESOP, that is, by reference to the average of the last dealt prices for a Share on the SGX-ST for the last three consecutive Market Days before the date of the offer of the options unless the Committee exercises its discretion to fix the exercise price at a discount to the market price, subject to a maximum of 20 per cent..

The Company does not propose to increase the size of the ESOP which is currently limited to ten per cent. of the issued share capital of the Company notwithstanding that the ESOP will be extended to a larger pool of participants. The Directors believe that with more than three-quarters of the ESOP Size (equivalent to 81,684,348 Shares as at the Latest Practicable Date) still available for the grant of options, there remains a sufficient number of Shares available for the ESOP. As at the Latest Practicable Date, there would be about 100 additional employees who will be made eligible participants to the ESOP if the ESOP is expanded to cover Management Employees and Key Employees.

2.4 Cost of the Option

Any options granted under the ESOP would have a fair value. In the event that such options are granted at prices below the fair value of the options, there will be a cost to the Company. The cost to the Company of granting options under the ESOP would be as follows:-

(i) the exercise of an option at the exercise price which is below the prevailing market price of the Shares would translate into a reduction of the proceeds from the exercise of such option, as compared to the proceeds that the Company would have received from such exercise had the exercise been made at the prevailing market price of the Shares. Such reduction of the exercise proceeds would represent a monetary cost to the Company;

(ii) as the monetary cost of granting options with a discounted exercise price is borne by the Company, the earnings of the Company would effectively be reduced by an amount corresponding to the reduced interest earnings that the Company would have received from the difference in proceeds from an exercise price with no discount versus the discounted exercise price. Such a reduction would, accordingly, result in a dilution of the Company's earnings per share; and

(iii) the effect of the issue of new shares upon the exercise of options on the Company's net tangible asset per share is accretive if the exercise price is above the net tangible asset per share, but dilutive otherwise. The dilutive effect is greater if the exercise price is at a discount to the market price.

The costs as discussed above would only materialise upon the exercise of the options.

Currently, the International Accounting Standard No. 19 (revised 2000) on Employee Benefits (IASIG) does not specify recognition and measurement requirements for equity compensation benefits. Accordingly, the Company has not recognised any compensation expenses relating to share options granted to their employees in its financial statements. However, share options have value because the option to buy a company's share for a fixed price during an extended future time period is a valuable right, even if there are restrictions attached to such an option.

If International Accounting Standards are revised such that the Company is required to account for share-based awards granted to the employees, the cost of granting options will affect the financial position. The cost to the Company will be higher, the greater the discount and, the longer the exercise period of the option.

2.5 Recommendation

For the reasons explained above, the Directors believe that the proposed modifications to the ESOP will contribute to the building of a dedicated and motivated workforce and would be in the best interest of the Company and accordingly recommend that Shareholders vote in favour of Resolution 1 at the GM.

3. OPTIONS GRANTED UNDER THE ESOP

Pursuant to an Executive Stock Option Plan ("ESOP Scheme"), the Company granted the following stock options:-

In July 1999, 11,428,571 Initial Public Offering options ("IPO Options") were granted to certain Controlling Shareholders and their Associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe for one ordinary Share in the Company at the IPO Price less a 20 per cent. discount, or US$0.504.

The IPO options are exercisable based on the following terms:-

Option exercise period (both dates inclusive) and terms		Number of outstanding options exercisable in respect of the number of Shares comprised in the option
Period	Terms	
From 30 July 2000 to 29 July 2001	(i) Up to 30% of IPO Options	3,428,571
From 30 July 2001 to 29 July 2002	(ii) Up to 60%of IPO Options (including (i) above)	6,857,143
From 30 July 2002 to 29 July 2009	(iii) 100% of IPO Options	11,428,571

As at the Latest Practicable Date, none of the IPO Options granted has been exercised. IPO Options over 4,604,391 Shares have lapsed and IPO Options over 6,824,180 unissued Shares of the Company remain outstanding as at such date.

In March 2001, the Company granted 14,050,000 Market Price Options ("Market Price Options") without any discount to directors, officers and senior managers of the Group, none of whom are Controlling Shareholders and their Associates. Each Market Price Option entitles its holder to subscribe for one ordinary Share in the Company at S$0.49. These options are exercisable based on the following terms:-

Option exercise period (both dates inclusive) and terms		Number of outstanding options exercisable in respect of the number of Shares comprised in the option
Period	Terms	
From 2 March 2003 to 1 March 2004	(i) Up to 60% of Market Price Options	8,430,000
From 2 March 2004 to 1 March 2011	(ii) Up to 100% of Market Price Options	14,050,000

As at the Latest Practicable Date, none of the Market Price Options granted has been exercised. Market Price Options over 1,650,000 Shares have lapsed and Market Price Options over 12,400,000 unissued Shares of the Company remain outstanding as at such date.

In summary, as at the Latest Practicable Date, options to subscribe for an aggregate of 25,478,571 Shares representing 2.38 per cent. of the issued share capital of the Company (adjusted for variations in the issued share capital of the Company) have been granted under the ESOP, of which none have been exercised. Options over 6,254,391 Shares have lapsed due to resignations and retirements while options over 19,224,180 Shares remain outstanding. As at that date, there are 54 eligible participants in the ESOP of which 46 have been grantees.

The Directors and Controlling Shareholders (and their Associates) who are currently participants of the ESOP are set out below. Particulars of the IPO and Market Price Options granted to them under the ESOP, as at the Latest Practicable Date are as follows:-

	IPO Options held by Controlling Shareholders (and their Associates) and Directors to subscribe for the following number of ordinary Shares under the Executive Stock Option Plan*		
	1 January 2000 or date of appointment	31 December 2000	28 January 2002
Controlling Shareholders and their Associates			
Luis P. Lorenzo, Jr.	378,000	378,000	378,000
Martin P. Lorenzo	1,269,841	1,269,841	1,269,841
Regina L. Davila	190,477	190,477	190,477
Marco P. Lorenzo	175,502	175,502	175,502
Tomas P. Lorenzo	—	—	—
Directors			
Tony Chew Leong-Chee	378,000	378,000	378,000
Stefano Di Bella	—	—	—
Filippo Fucile	—	—	—
Thomas F. Warner	—	—	—
Jacques Fragis	377,998	377,998	377,998
Patrick L. Go	—	—	—
Richard W. Blossom	377,998	377,998	377,998
Michael Hwang	377,998	377,998	377,998
Godfrey E. Scotchbrook	—	—	—

	Market Price Options held by Controlling Shareholders (and their Associates) and Directors to subscribe for the following number of ordinary Shares under the Executive Stock Option Plan*		
	1 January 2000 or date of appointment	31 December 2000	28 January 2002
Controlling Shareholders and their Associates			
Luis P. Lorenzo, Jr.	—	—	—
Martin P. Lorenzo	—	—	—
Regina L. Davila	—	—	—
Marco P. Lorenzo	—	—	—
Thomas P. Lorenzo	—	—	—
Directors			
Tony Chew Leong-Chee	—	—	700,000
Stefano Di Bella	—	—	—
Filippo Fucile	—	—	—
Thomas F. Warner	—	—	—
Jacques Fragis	—	—	500,000
Patrick L. Go	—	—	—
Richard W. Blossom	—	—	850,000
Michael Hwang	—	—	600,000
Godfrey E. Scotchbrook	—	—	600,000

*Save for the above, no other options have been granted under the ESOP to any Director or Controlling Shareholder (and their Associates) as at the Latest Practicable Date.

4. **DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS**

The interests of the Directors and substantial shareholders in the share capital of the Company as at the Latest Practicable Date are as follows:-

	Direct		Deemed	
	No. of Shares	% of total issued Shares	No. of Shares	% of total issued Shares
Directors				
Tony Chew Leong-Chee	396,000	0.04	25,100,600	2.34
Stefano Di Bella	—	—	—	—
Luis P. Lorenzo, Jr.	396,000	0.04	223,404,162	20.85
Martin P. Lorenzo	4,063,800	0.38	223,404,162	20.85
Filippo Fucile	—	—	—	—
Thomas F. Warner	—	—	—	—
Jacques Fragis	396,000	0.04	—	—
Patrick L. Go	—	—	—	—
Richard W. Blossom	2,026,000	0.19	—	—
Michael Hwang	396,000	0.04	—	—
Godfrey E. Scotchbrook	—	—	—	—
Substantial Shareholders				
Del Monte Holdings S.A..	428,570,000	39.99	—	—
MCI, Inc.	223,404,162	20.85	—	—
Del Monte Group Limited	—	—	428,570,000	39.99
Macondray & Co., Inc.	—	—	223,404,162	20.85
Iona Investment Pte. Ltd.	69,354,122	6.47	—	—

5. **GENERAL MEETING**

The GM, notice of which is set out on page 15 of this Circular, will be held at The Moor Room, Level 4, Raffles City Convention Centre, Raffles The Plaza (formerly known as the Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 on 21 February 2002 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the Ordinary Resolutions (with or without modifications) respectively set out in the Notice of GM.

6. **ACTION TO BE TAKEN BY SHAREHOLDERS**

Shareholders who are entitled to participate in the ESOP must abstain from voting at the GM in respect of the Ordinary Resolution relating to the ESOP, and should not accept nominations as proxies or otherwise for voting at the GM in respect of the aforementioned resolution unless specific instructions have been given in the Proxy Form on how the votes are to be cast for the aforementioned resolution.

If a Shareholder is unable to attend the GM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, at least 48 hours before the time for holding the GM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the GM in person if he so wishes.

7. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

8. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, during normal business hours from the date hereof up to and including the date of the GM:-

(a) the Memorandum and Articles of Association of the Company; and

(b) the rules of the ESOP.

Yours faithfully
For and on behalf of the Board

Tony Chew Leong-Chee
Chairman

THE MODIFICATIONS TO THE ESOP

The modifications that are proposed to be made to the Del Monte Pacific Executive Stock Option Plan 1999 are set out below. For ease of reference, the full text of each of the relevant provisions that is recommended for modification has also been reproduced.

1. *Existing Rule 2.1 – Definition of "Group Executive"*

"Group Executive" *A person falling within any of the classifications stated in Rule 4.1(a) hereof*

Proposed modification to Rule 2.1

That the defined term "Group Executive" be amended to read as "Group Management Participant" having a definition of "A person falling within any of the classifications stated in Rule 4.1 hereof".

2. *Existing Rule 4.1 – Eligibility*

4.1 The following persons shall be eligible to participate in the Scheme at the absolute discretion of the Committee:-

(a) Group Executives:-

(i) senior managers and officers of the Company at Hay Level 12 and above;

(ii) senior managers and officers of the Company's subsidiaries at Hay Level 12 and above;

(iii) directors of the Company; and

(iv) directors of the Company's subsidiaries.

(b) Controlling Shareholders and their Associates:-

subject to Rule 4.2, persons who qualify under (a) above and who are also Controlling Shareholders and their Associates.

Proposed modification to Rule 4.1

To delete the existing Rule 4.1 in its entirety and to replace with the following:-

"4.1 The following persons shall be eligible to participate in the Scheme at the absolute discretion of the Committee:-

(a) Group Directors

(i) directors of the Company; and

(ii) directors of the Company's subsidiaries.

(b) Group Senior Executives

(i) senior managers and officers of the Company at Hay Level 12 and above;

(ii) senior managers and officers of the Company's subsidiaries at Hay Level 12 and above;

(c) Management Personnel

(i) managers of the Company at Hay Level 9 to 11;

(ii) managers of the Company's subsidiaries at Hay Level 9 to 11; and

(iii) key employees of the Group who are selected by the Committee, at its absolute discretion, to be eligible to participate in the ESOP.

(d) Controlling Shareholders or their associates

Subject to Rule 4.2:-

(i) persons who qualify under (a)(i) above and who are also Controlling Shareholders; and

(ii) persons who qualify under (a), (b) or (c) above and who are also associates of Controlling Shareholders."

3. *Existing Rule 13 – Notices*

13.1 Any notice required to be given by a Participant to the Company shall be sent or made to the registered office of the Company or such other addresses as may be notified by the Company to him in writing.

13.2 Any notices or documents required to be given to a Participant or any correspondence to be made between the Company and the Participant shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to him by hand or sent to him at his home address according to the records of the Company or the last known address of the Participant and, if sent by post, shall be deemed to have been given on the day following the date of posting.

Proposed modification to Rule 13

To insert the following provisions as a new Rule 13.3:-

"13.3 The following disclosures (as applicable) will be made by the Company in its annual reports for so long as the Scheme continues in operation:-

(a) The names of the members of the Committee administering the Scheme.

(b) The information required in the table below for the following Participants:-

(i) Directors of the Company; and

(ii) Participants who are Controlling Shareholders of the Company or their associates; and

(iii) Participants (other than those in (b)(i) and (b)(ii) above) who receive Options granted pursuant to the Scheme which in aggregate, represent five per cent. or more of the total number of Shares available under the Scheme.

Name of participant	Shares under Options granted during financial year under review (including terms)	Aggregate Shares under Options granted since commencement of Scheme to end of financial year under review	Aggregate Shares under Options exercised since commencement of Scheme to end of financial year under review	Aggregate Shares under Options outstanding as at end of financial year under review

(c) The number and proportion of Shares under Options granted at a discount of ten per cent. or less during the financial year under review.

(d) The number and proportion of Shares under Options granted at a discount of more than ten per cent. during the financial year under review."

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of the Company will be held at The Moor Room, Level 4, Raffles City Convention Centre, Raffles The Plaza (formerly known as the Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 on 21 February 2002 at 9:00 a.m. for the purpose of considering and, if thought fit, passing with or without any modifications, Resolution 1, which will be proposed as an Ordinary Resolution:-

Resolution 1

Ordinary Resolution:
Modification to the Del Monte Pacific Executive Stock Option Plan ("ESOP")

That Rules 2.1, 4.1 and 13 of the Del Monte Pacific Executive Stock Option Plan be modified in the manner as set out in the Appendix of the Company's Circular to Shareholders dated 28 January 2002.

By Order of the Board

Yvonne Choo
Company Secretary
Singapore
28 January 2002

Notes:-

1. A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. Persons holding shares through the Central Depository (Pte) Limited are required to also sign and return the instrument appointing the proxy if they wish to attend the meeting.

3. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315 at least 48 hours before the time appointed for the General Meeting.